UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: April 30, 2009                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2008 AND 2007

                                                                 D & H Group LLC
                                                           Chartered Accountants



AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Vancouver, B.C.                                           /s/ D&H GROUP LLP
April 27, 2009                                          CHARTERED ACCOUNTANTS





D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway   Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia      Facsimile 604 731 9923  A BC Limited Liaibility
Canada V6H 4C1                   Email: info@dhgroup.ca      Partnership of
                                                               Corporations

      Member of BHD Association with affiliated offices across Canada and internationally

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31



                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                               432,690       2,091,592
Amounts receivable                                       84,471         143,966
Prepaids                                                  7,373           9,601
                                                   ------------    ------------
                                                        524,534       2,245,159

PROPERTY AND EQUIPMENT (NOTE 3)                         173,116         201,307

MINERAL RESOURCE INTERESTS (NOTE 4)                   4,030,421       4,359,737

OTHER                                                    14,908           6,742
                                                   ------------    ------------
                                                      4,742,979       6,812,945
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                239,672         240,940
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)                               13,379,705      13,379,705

CONTRIBUTED SURPLUS (NOTE 7)                          1,846,100       1,609,804

DEFICIT                                             (10,722,498)     (8,417,504)
                                                   ------------    ------------
                                                      4,503,307       6,572,005
                                                   ------------    ------------
                                                      4,742,979       6,812,945
                                                   ============    ============


NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 14)

APPROVED BY THE DIRECTORS


/s/ DAVID HENSTRIDGE  , Director
----------------------

/s/ NICK DEMARE       , Director
----------------------

       The accompanying notes and schedule are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
       CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31



                                                       2008            2007
                                                         $               $
EXPENSES

Accounting and administration                            32,200          25,900
Amortization                                             10,220          10,556
Audit                                                    42,213          38,246
Consulting                                               59,120          12,113
Corporate development                                     1,116          14,519
General exploration                                      51,874         138,063
Investment conferences                                   13,793          14,124
Investor relations                                       57,500          61,500
Legal                                                    10,718           8,711
Management fees                                          64,883          43,338
Office                                                   18,786          22,610
Regulatory                                               10,345          10,100
Rent                                                      5,400           5,400
Salaries and benefits                                    26,875          22,209
Shareholder costs                                         7,584           6,996
Stock-based compensation (Note 6)                       236,296         218,025
Transfer agent                                            5,964           8,963
Travel and related                                       33,534          34,992
                                                   ------------    ------------
                                                        688,421         696,365
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (688,421)       (696,365)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                45,251          87,216
Foreign exchange                                        (16,156)        (81,789)
Write-off of mineral resource interests              (1,645,668)        (41,896)
                                                   ------------    ------------
                                                     (1,616,573)        (36,469)
                                                   ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR         (2,304,994)       (732,834)

DEFICIT - BEGINNING OF YEAR                          (8,417,504)     (7,684,670)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (10,722,498)     (8,417,504)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.08)         $(0.03)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING - BASIC AND DILUTED                   27,795,706      25,928,123
                                                   ============    ============



       The accompanying notes and schedule are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31



                                                       2008            2007
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (2,304,994)       (732,834)
Adjustments for items not involving cash
   Amortization                                          10,220          10,556
   Stock-based compensation                             236,296         218,025
   Write-off of mineral resource interests            1,645,668          41,896
   other income                                            (527)              -
                                                   ------------    ------------
                                                       (413,337)       (462,357)
Decrease (increase) in amounts receivable                59,495         (60,972)
Decrease in prepaids                                      2,228          16,114
Increase (decrease) in accounts payable
   and accrued liabilities                               (6,424)        107,159
                                                   ------------    ------------
                                                       (358,038)       (400,056)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,284,062)     (1,982,703)
Purchases of property and equipment                     (28,262)         (3,251)
Purchase of other assets                                 (8,166)              -
Proceeds on sale of equipment                            19,626               -
                                                   ------------    ------------
                                                     (1,300,864)     (1,985,954)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                     -       1,719,800
Share issue costs                                             -        (141,159)
                                                   ------------    ------------
                                                              -       1,578,641
                                                   ------------    ------------
DECREASE IN CASH AND CASH EQUIVALENTS
   - DURING THE YEAR                                 (1,658,902)       (807,369)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         2,091,592       2,898,961
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                 432,690       2,091,592
                                                   ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                     32,472         576,531
Short term investment                                   400,218       1,515,061
                                                   ------------    ------------
                                                        432,690       2,091,592
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 11


       The accompanying notes and schedule are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007


1.       NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2008 the Company had not yet achieved profitable operations, had working capital of $284,862, has accumulated losses of $10,722,498 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. See also Note 14.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V., Kay Metals Ltd. and TM Resources A.B. Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period.
         Examples  of   significant   estimates   made  by  management   include
         amortization, the provision for income taxes, composition of future income tax assets, future income tax liabilities and asset retirement obligations and valuations of mineral property interests, property and equipment and stock-based compensation. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash equivalents include short-term deposits maturing within 90 days of the original date of acquisition.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, at a rate of 5% for the condominium and 20% for office furniture and equipment and vehicles.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2008, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations conducted through its subsidiaries are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign denominated amounts. Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as they are earned, with offsetting amounts recognized as contributed surplus.

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         FINANCIAL INSTRUMENTS

         Under  Section 3251,  EQUITY,  Section  3855,  FINANCIAL  INSTRUMENTS -
         RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, held- to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financing will be expensed in the period incurred.

         The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

         COMPREHENSIVE INCOME

         Section 1530 ,COMPREHENSIVE INCOME, provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the consolidated financial statements.

         ADOPTION OF NEW ACCOUNTING STANDARDS

         Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under
         Section 1400,  GENERAL STANDARDS OF FINANCIAL  STATEMENT  Presentation,
         Section 3862, FINANCIAL INSTRUMENTS DISCLOSURES, Section 3863, FINANCIAL INSTRUMENT - PRESENTATION and Section 1535, CAPITAL DISCLOSURES.

         ASSESSING GOING CONCERN

         Section 1400 was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The Company has included the required disclosures recommended by
         Section 1400 in Note 1 of these financial statements.

         FINANCIAL INSTRUMENTS

         Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3863 and Section 3865, HEDGES. The Company has included the required disclosures recommended by Section 3862 in Note 12 of these financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Section 3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company has included the required disclosures recommended by Section 3863 in Note 12 of these financial statements.

         CAPITAL DISCLOSURES

         Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has included the required disclosures recommended by Section 1535 in Note 13 of these financial statements.

         NEW ACCOUNTING PRONOUNCEMENTS

         GOODWILL AND INTANGIBLE ASSETS

         The Accounting Standards Board ("AcSB") issued Section 3064, GOODWILL AND INTANGIBLE ASSETS, which replaces Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, and Section 3450, RESEARCH AND DEVELOPMENT COSTS. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

         FUTURE ACCOUNTING POLICIES

         BUSINESS   COMBINATIONS,    CONSOLIDATED   FINANCIAL   STATEMENTS   AND
         NON-CONTROLLING INTERESTS

         The CICA issued three new accounting standards in January 2009: Section 1582, BUSINESS COMBINATIONS, Section 1601, CONSOLIDATED FINANCIAL STATEMENTS, and Section 1602, NON-CONTROLLING INTERESTS. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

         Section 1582 replaces Section 1581, BUSINESS COMBINATIONS, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, BUSINESS COMBINATIONS. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, CONSOLIDATED FINANCIAL STATEMENTS. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INTERNATIONAL FINANCIAL REPORTING STANDARDS

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       PROPERTY AND EQUIPMENT
                                                       2008            2007
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  14,711          36,328
         Vehicles                                       124,061         121,680
                                                   ------------    ------------
                                                        271,612         290,848
         Less accumulated amortization                  (98,496)        (89,541)
                                                   ------------    ------------
                                                        173,116         201,307
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS

                                                       2008                                            2007
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Mexico
            La Trini (a)                586,272       1,382,309       1,968,581         586,272       1,347,777       1,934,049
            Sonora (b)                   81,305         476,466         557,771          81,305       1,275,330       1,356,635
         Sweden
            Bergslagen (c)              248,329       1,255,740       1,504,069         234,488         834,565       1,069,053
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        915,906       3,114,515       4,030,421         902,065       3,457,672       4,359,737
                                   ============    ============    ============    ============    ============    ============

         (a)      La Trini, Mexico

                  The Company owns a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

                  The La Trini Project is subject to a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



4.       MINERAL RESOURCE INTERESTS (continued)

         (b)      Sonora, Mexico

                  As at December 31, 2008, the Company maintains a portfolio of nine mineral claims covering approximately 10,461 hectares, located in Sonora State, Mexico.

                  During fiscal 2008, the Company  relinquished  certain mineral
                  claims  and  wrote  off   $1,371,153   (2007  -  $18,476)   of
                  acquisition costs and exploration expenditures.

                  On June 1, 2007, the Company signed a letter agreement with Minera Genminmex S.A. ("Genminmex"). Under the terms of the letter agreement, Genminmex may earn a 60% interest in two exploration concessions covering the Batamote 1 and 2, located in Sonora, Mexico, by incurring expenditures of US$2,000,000 over five years. Upon earning the 60% interest, Genminmex may earn an additional 10% interest by incurring an additional US $3,000,000 over seven years or completing a final feasibility study.


         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2008, the Company maintains 17 exploration concessions covering approximately 11,167 hectares, located in the Bergslagen District in south-central Sweden.

                  During fiscal 2008, the Company  relinquished  certain mineral
                  concessions  and  wrote-off   $274,515  (2007  -  $23,420)  in
                  acquisition costs and exploration expenditures.

                  On April 28, 2008, the Company entered into an agreement with Goldsearch Limited ("Goldsearch"), whereby Goldsearch was granted an option to earn an undivided 70% interest in the Company's Jugansbo, Sala 4, Kobergs and Hallefors mineral concessions, covering approximately 2,965 hectares in the Bergslagen District, Sweden, by incurring a total of Euros 1,000,000 on exploration expenditures by April 28, 2011, with Euros 100,000 incurred by April 28, 2009 and cumulative expenditures of Euros 300,000 by April 28, 2010.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                  27,795,706      13,379,705      25,347,597      11,798,414
                                                   ------------    ------------    ------------    ------------
         Issued during the year

         For cash
            private placement                                 -               -       2,100,000       1,512,000
            exercise of stock options                         -               -          90,000          45,000
            exercise of warrants                              -               -         147,500         118,000
            exercise of agent's warrants                      -               -          56,000          44,800
         Reallocation from contributed
            surplus on exercise of options                    -               -               -          11,207
         Reallocation from contributed surplus
            on exercise of agent's warrants                   -               -               -          21,840
         For agent and finder's fees                          -               -          40,790          26,666
         For mineral properties                               -               -          13,819           8,706
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,788,219
         Less share issue costs                               -               -               -        (206,928)
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,581,291
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        27,795,706      13,379,705      27,795,706      13,379,705
                                                   ============    ============    ============    ============

         (a) During fiscal 2007, the Company completed a private placement of 2,100,000 units, at $0.72 per unit, for gross proceeds of $1,512,000. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant was exercisable to purchase an additional common share at a price of $0.90 per share on or before October 23, 2008.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 1,400,000 units of the private placement and was paid a work fee of $5,000 and a cash commission of $65,671, issued 20,790 agent units and granted agent warrants to purchase a further 140,000 common shares of the Company. The agent units and warrants had the same terms and conversion provisions as the private placement units and warrants. The Company also paid finders' fees of $5,760 cash and issued 20,000 common shares of the Company to its finders on the non-brokered portion of the private placement.

                  The fair value of the agent's warrants and the warrants associated with the agent units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 75%; a risk-free interest rate of 4.18%; and an expected life of one year. The value assigned was $39,103.

                  The Company also incurred $64,728 of costs associated with the private placement. A director of the Company purchased 50,000 units of the private placement.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



5.       SHARE CAPITAL (continued)

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2008 and 2007 and the changes for the years ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                       NUMBER          PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning of year                   4,801,893         0.82          3,804,998         0.80
         Issued                                               -           -           1,200,395         0.90
         Exercised                                            -           -            (203,500)        0.80
         Expired                                     (4,801,893)        0.82                  -           -
                                                   ------------                    ------------
         Balance, end of year                                 -           -           4,801,893         0.82
                                                   ============                    ============


                  During fiscal 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants were extended from April 28, 2008 to October 28, 2008, and the expiry of 1,500,750 warrants were extended from May 17, 2008 to November 17, 2008. All of these warrants subsequently expired without exercise.

         (c)      See also Note 14.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of five years.

         During fiscal 2008, the Company granted 1,121,600 stock options (2007 - 435,000) to the Company's employees, directors, officers and consultants and recorded compensation expense of $222,446 (2007 - $213,400). The Company also recorded an additional $13,850 (2007 - $4,625) compensation expense for options which had vested during fiscal 2008.

         The fair value of stock options granted and vested during fiscal 2008 and 2007 is estimated using the Black-Scholes option pricing model with the following assumptions:

                                               2008                   2007

         Risk-free interest rate          2.33% - 3.31%          3.97% - 4.57%
         Estimated volatility               72% - 119%             78% - 82%
         Expected life                  2 years - 3 years    2.5 years - 3 years
         Expected dividend yield                0%                     0%
         Estimated forfeiture rate              0%                     0%

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.19 (2007 - $0.50) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at December 31, 2008 and 2007 and the changes for the years ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                         WEIGHTED
                                                                      AVERAGE                          AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING         PRICE
                                                                         $                                $

         Balance, beginning of year                   2,355,000         0.56          2,260,000          0.51
         Granted                                      1,121,600         0.47            435,000          0.77
         Exercised                                            -          -              (90,000)         0.50
         Expired                                       (974,100)        0.47           (250,000)         0.52
         Forfeited                                      (22,500)        0.50                -              -
                                                   ------------                    ------------
         Balance, end of year                         2,480,000         0.56          2,355,000          0.56
                                                   ============                    ============


         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2008:

             NUMBER             NUMBER         EXERCISE
          OUTSTANDING        EXERCISABLE         PRICE        EXPIRY DATE
                                                    $

              538,000            538,000          0.50        January 16, 2009
               70,000             70,000          0.61        April 28, 2009
              365,400            365,400          0.62        May 19, 2009
               75,000             75,000          0.62        September 20, 2009
               40,000             40,000          0.60        February 7, 2010
              365,000            365,000          0.80        June 12, 2010
              855,600            768,100          0.50        April 9, 2011
              171,000            171,000          0.30        July 20, 2011
         ------------       ------------
            2,480,000          2,392,500
         ============       ============


         See also Note 14.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



7.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2008 and 2007 is comprised of the following:

                                                       2008            2007
                                                         $               $

         Balance, beginning of year                   1,609,804       1,385,723
         Stock-based compensation on
            options (Note 6)                            236,296         218,025
         Stock-based compensation on agent and
            finders warrants (Note 5(a))                      -          39,103
         Stock options exercised                              -         (11,207)
         Agent's warrants exercised                           -         (21,840)
                                                   ------------    ------------
         Balance, end of year                         1,846,100       1,609,804
                                                   ============    ============


8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2008 and 2007, are as follows:
                                                       2008            2007
                                                         $               $
         Future income tax assets (liabilities)

         Losses carried forward                       1,177,700       1,064,100
         Share issue costs and other                    108,800         160,900
         Mineral resource interests                    (101,000)       (138,700)
                                                   ------------    ------------
                                                      1,185,500       1,086,300
         Valuation allowance                         (1,185,500)     (1,086,300)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying substantively enacted statutory rates to the loss before provision for income taxes due to the following:

                                                                       2008            2007
                                                                         $               $

         Combined federal and provincial income tax rate               30.97%          34.12%
                                                                   ============    ============

         Expected income tax recovery                                  (713,900)       (250,000)
         Effect of income tax rate changes                               95,700               -
         Foreign income tax rate differences                             (6,800)          3,400
         Deductible mineral resource interests cost additions          (110,000)       (100,100)
         Non-deductible stock-based compensation                         73,200          74,400
         Write-off of mineral resource interests                        509,700          14,300
         Unrecognized benefit of income tax losses                      193,300         327,200
         Other                                                          (41,200)        (69,200)
                                                                   ------------    ------------
         Actual income tax recovery                                           -               -
                                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



8.       INCOME TAXES (continued)

         As at December 31, 2008, the Company has non-capital losses of approximately $3,028,500 and accumulated pools of approximately $351,300 for Canadian income tax purposes to offset against future income. The non-capital losses expire commencing 2009 to 2028.

         The Company also has non-capital losses of approximately $510,500 for Mexican income tax purposes and approximately $254,200 for Swedish income tax purposes.

         Future income tax benefits  which may arise as a result of these losses
         have  not  been  recognized  in  the  financial   statements  as  their
         realization is unlikely.


9.       RELATED PARTY TRANSACTIONS

         During fiscal 2008, the Company:

         i) incurred $37,600 (2007 - $43,300) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii) incurred $96,000 (2007 - $96,000) for management services provided by the President of the Company. Of this amount, $31,117 (2007 - $52,662) has been capitalized as geological costs in mineral resource interests and $64,883 (2007 - $43,338) expensed as management fees;

         iii) received $6,705 (2007 - $6,186) from Tinka Resources Limited ("Tinka") for rental of its condominium in Peru, and was reimbursed $24,000 (2007 - $24,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common; and

         iv) was charged $46,000 (2007 - $nil) by Mawson for shared office personnel and other costs.

         As at December 31, 2008, $98,150 (2007 - $7,100) remained outstanding and has been included in accounts payable and accrued liabilities.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



10.      SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:


                                                                       2008
                                   ----------------------------------------------------------------------------
                                       CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                         $               $               $               $               $

         Current assets                 438,858          59,229               -          26,447         524,534
         Property and equipment               -          45,585         102,945          24,586         173,116
         Mineral resource interests           -       2,526,352               -       1,504,069       4,030,421
         Other assets                         -               -               -          14,908          14,908
                                   ------------    ------------    ------------    ------------    ------------
                                        438,858       2,631,166         102,945       1,570,010       4,742,979
                                   ============    ============    ============    ============    ============


                                                                       2007
                                   ----------------------------------------------------------------------------
                                       CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                         $               $               $               $               $

         Current assets               1,951,025         145,983               -         148,151       2,245,159
         Property and equipment           7,353          51,165         109,589          33,200         201,307
         Mineral resource interests           -       3,290,684               -       1,069,053       4,359,737
         Other assets                         -               -               -           6,742           6,742
                                   ------------    ------------    ------------    ------------    ------------
                                      1,958,378       3,487,832         109,589       1,257,146       6,812,945
                                   ============    ============    ============    ============    ============


11.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company for fiscal 2008 and 2007, as follows:

                                                       2008            2007
                                                         $               $

         Operating activities

         Amortization                                    27,134               -
         Accounts payable for mineral resource
            interests                                     5,156          98,748
                                                   ------------    ------------
                                                         32,290          98,748
                                                   ============    ============
         Investing activity

         Expenditures on mineral resource interests     (32,290)       (107,454)
                                                   ============    ============
         Financing activities

         Contributed surplus                                  -           6,056
         Shares issued for mineral resource
            interests                                         -           8,706
         Share issue costs                                    -         (65,769)
         Shares issued for non-cash consideration             -          59,713
                                                   ------------    ------------
                                                              -           8,706
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



11.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

         The carrying value of cash, cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

         The Company's risk exposures and the impact on the Company's financial instruments are summarized BELOW:

         CREDIT RISK

         Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to amounts receivable. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote because these receivables are due primarily from a government agency and various advances receivable.

         LIQUIDITY RISK

         Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company's liabilities are classified as current and are anticipated to mature within the next fiscal period. The Company intends to settle these with funds from its positive working capital position.

         MARKET RISK

         Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

         (a)      Interest Rate Risk

                  The Company is exposed to interest rate risk to the extent that the cash and cash equivalents bear floating rates of interest. The interest rate risk on cash and cash equivalents and on the Company's obligations are not considered significant.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



12.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

         (b)      Foreign Currency Risk

                  The Company has operations in Canada, Mexico and Sweden subject to foreign currency fluctuations. The Company's operating expenses are incurred in Canadian Dollars, Swedish Krona and Mexican Pesos, and the fluctuation of the Canadian dollar in relation to these other currencies will have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. At December 31, 2008, 1 Canadian Dollar was equal to 11.34 Mexican Pesos and 6.44 Swedish Krona.

                  Balances are as follows:

                                                                      MEXICAN         SWEDISH          CDN $
                                                                       PESOS           KRONA        EQUIVALENT

                  Cash                                                   97,666          39,518          14,756
                  Amounts receivable                                    573,733         109,701          67,628
                  Accounts payable and accrued liabilities             (102,778)       (205,051)        (40,926)
                                                                   ------------    ------------    ------------
                                                                        568,621         (55,832)         41,458
                                                                   ============    ============    ============

                  Based on the net exposures as of December 31, 2008 and assuming that all other variableS remain constant, a 10% depreciation on the Canadian Dollar against the Mexican Peso and Swedish Krona would be insignificant to the Company's net earnings.

         (c)      Price Risk

                  The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.


13.      CAPITAL MANAGEMENT

         The Company's objective when managing capital is to safeguard its ability to continue as a going concern. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as share capital, cash equivalents and short-term investments. The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



14.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2008, the Company:

         (i) completed a non-brokered private placement of 2,500,000 units, at a price of $0.15 per unit, for gross proceeds of $375,000. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional share for a period of two years, at a price of $0.20 per share on or before February 18, 2010 and at a price of $0.25 per share on or before February 18, 2011, subject to a forced conversion that comes into effect once the shares trade at a weighted average price of $0.40 per common share for a period of 20 consecutive trading days. The Company paid $16,080 cash and issued 67,000 warrants as finders' fees on a portion of the financing. The finder's fee warrants have the same terms and conversion provisions as the private placement units and warrants;

         (ii) completed a non-brokered private placement of 800,000 units, at a price of $0.15 per unit, for gross proceeds of $120,000. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional share for a period of two years, at a price of $0.20 per share on or before March 25, 2010 and at a price of $0.25 per share on or before March 25, 2011, subject to a forced conversion that comes into effect once the shares trade on a weighted average price of $0.40 per common share for a period of 20 consecutive trading days;

         (iii) granted stock options to directors, officers and consultants for 853,000 common shares, at an exercise price of $0.15 per share and expiring on or before March 6, 2012;

         (iv) repriced stock options previously granted to purchase 357,000 common shares, from original exercise prices ranging from $0.50 per share to $0.80 per share, to $0.15 per share; and

         (v) stock options to purchase 638,000 common shares expired without exercise.

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEARS ENDED DECEMBER 31



                                   ------------------------------------------------------------    ------------
                                                               2008                                    2007
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF YEAR           1,934,049       1,356,635       1,069,053       4,359,737       2,368,283
                                   ------------    ------------    ------------    ------------    ------------

COSTS INCURRED DURING YEAR

EXPLORATION

Airborne survey                               -               -         100,862         100,862          95,005
Amortization                                  -          17,155           9,979          27,134          27,528
Assays                                    1,553          10,745          22,153          34,451          69,750
Assay preparation                             -           9,077               -           9,077          20,315
Camp costs                                    -          11,609               -          11,609          38,924
Consulting                                2,017          99,743          50,857         152,617         121,636
Database                                      -               -           1,208           1,208           1,535
Drilling                                      -               -         234,780         234,780         434,562
Equipment rental                              -               -           8,126           8,126          25,305
Exploration site costs                    3,218          97,958          22,400         123,576         114,076
Field workers                                 -          19,352               -          19,352          43,461
Fuel                                          -          24,774               -          24,774          39,415
Geochemical                                   -               -               -               -           4,519
Geological                                5,480           9,199          27,245          41,924         109,141
Geophysics                                    -               -               -               -          20,825
Maps                                          -               -           1,502           1,502           7,157
Property holding costs                    7,087          65,612               -          72,699         129,766
Repair and maintenance                        -               -               -               -            17,909
Salaries and benefits                    15,177         203,352         187,962         406,491         424,904
Travel                                        -           3,713          28,616          32,329          39,471
                                   ------------    ------------    ------------    ------------    ------------
                                         34,532         572,289         695,690       1,302,511       1,785,204
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION

Cash payments                                 -               -               -               -         229,399
Issuance of shares                            -               -               -               -           8,706
Staking and related costs                     -               -          13,841          13,841          10,041
                                   ------------    ------------    ------------    ------------    ------------
                                              -               -          13,841          13,841         248,146
                                   ------------    ------------    ------------    ------------    ------------
                                         34,532         572,289         709,531       1,316,352       2,033,350
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,968,581       1,928,924       1,778,584       5,676,089       4,401,633

WRITE-OFFS                                    -      (1,371,153)       (274,515)     (1,645,668)        (41,896)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF YEAR                 1,968,581         557,771       1,504,069       4,030,421       4,359,737
                                   ============    ============    ============    ============    ============


                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2008


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 27, 2009 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2008 and 2007 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

The Company is committed to the prudent use of cash and, to assist in dealing with current market conditions, the Company has been and will continue to undertake the necessary steps to preserve capital including postponing work programs, reducing personnel and minimizing non-essential expenditures.

MEXICO

Activities for fiscal 2008 were comprised mainly of salaries of the Company's geologists and limited work on the Company's Mexican property holdings. During fiscal 2008, the Company determined to write-off a total of $1,371,153 of acquisition and exploration costs relating to various concessions in the Sonora portfolio, including Los Tamales, Agua Caliente, Mazatan and Phoenix. As at December 31, 2008, the Company maintains the 100% rights to five properties located in the Mexican states of Jalisco and Sonora. There are three high priority projects which will be the focus of the Company's immediate ongoing Mexican exploration program, these projects are as follows:

LA TRINI

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totalled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totalling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur. Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 identified an exploration target which required immediate further drill testing. In October 2007, the Company completed a Phase 3 reverse circulation drill program at La Trini. Fifteen drill holes were completed totalling 2,331.5m. Three holes were drilled at 25m spacing around the high grade mineralization found in drill hole TRRC32; eleven holes were drilled on a 50m by 50m drill pattern to infill the mineralized zone over an area of about 200m by 250m, and one hole was drilled to the NE obliquely to the mineralized zone, to intersect what may be the fault controlling the limit of mineralization to the east.

At the completion of analyses of all Phase 3 drill holes, a resource calculation was undertaken which has increased the historical resources by about 25%. The calculation was undertaken by an independent qualified geologist in keeping with NI43-101 requirements. Current resources are:


---------------------------------------------------------------------------------------------
 CATEGORY     AG CUT-OFF    TONNES     AVG. GRADE   AVG. GRADE    TROY OUNCES    TROY OUNCES
                (G/T)                   AG (G/T)     AU (G/T)     AG/SHORT TON   AU/SHORT TON
---------------------------------------------------------------------------------------------

Indicated         30      1,661,359       121.3        0.88            3.54         0.026
---------------------------------------------------------------------------------------------
Inferred          30        192,880        98.6        0.92            2.88         0.027
---------------------------------------------------------------------------------------------

BATAMOTE

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artisanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit.

During May 2007, the Company announced that the Batamote concessions had been farmed out to Minera Genminmex S.A. who has the right to earn a 70% interest by spending US $5 million over seven years.

EL COLORADO

The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares. The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

A regional stream sediment geochemical survey has been completed with 810 collected and analysed for 30 elements using the ICP method. Field follow-up of anomalies discovered by the survey has commenced. The Company is focussed on a red soil area exceeding 5 kms long by 1 km wide where anomalous silver values are found in the soil. Detailed soil sampling and mapping is ongoing in the zone of interest.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The Company has maintained ten properties, consisting of 17 concessions, in the Bergslagen District where three projects are undergoing detailed exploration:

SALA

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

Over the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometre. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

An initial ten-hole diamond drilling program totalling 2,282.3m commenced in February and was completed in July. On July 16, 2008, the Company announced the assay results of the first diamond drill hole at the Sala silver-zinc-lead project. The first hole intersected a 75m wide zone of highly anomalous zinc mineralization. Within this zone, semi-massive and stringer type sphalerite mineralization occur together with galena and unidentified silver minerals in three bands of up to 6.6m width.

Following the success of drill hole 08-001, holes 08-002 and 08-003 were drilled on the same section to test the up dip and down dip extent of mineralization respectively. Hole 08-002, drilled above hole 08-001, intersected the mineralized zone over a 28m interval. Hole 08-003, drilled below hole 08-001, intersected a 92m wide zone of polymetallic zinc-dominant mineralization. The 92m intercept in hole 08-003, calculated without lower cut-off, averaged 3.8% zinc and 56 g/t silver. Mineralization discovered in hole 08-003 is better in both grade and thickness with respect to the up-dip interval in 08-001, and suggests that the grade of mineralization may be improving to depth. Also, mineralization intersected in holes 08-004, 08-006 and 08-008, at a distance of up to 500m along strike from the initial intersection in hole 08-001, demonstrates a one kilometre long massive sulphide target zone to the west of the Sala mine.

TOMTEBO

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. Following an airborne electromagnetic ("EM") survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo.

In December of 2007, the Company completed an induced polarization ("IP") survey covering an area of 1,000m by 800m centered on an airborne electromagnetic ("EM") anomaly located by the survey as worthy of follow-up. The IP survey supports the existence of the EM anomaly and, in addition, several previously unknown anomalies with high chargeability and low resistivity were detected.

A drill permit has been approved for an initial drill program at Tomtebo which will be undertaken as soon as practicable.

VITTURN

One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned, base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field the Company owns the Vitturn 1, 2 and 3 licences and believes the host mineral sequence may extend under till cover into this licence area. In order to test the theory, the Company has let a contract to SMOY of Finland for a gradient array IP survey totalling about 19 line kms over the zone of interest.

The induced polarization survey to test the Company's theory that the favourable mineral horizon extends northwards under till cover into Vitturn 1 and 2 was completed in June, 2008. An independent geophysicist has interpreted the results on behalf of the Company and has reported: "the data quality for the survey is of a very high standard with both the observed resistivity and chargeability data very coherent. The most obvious feature delineated by the data is the coincident high chargeable-low resistivity body that strikes in NNW orientation for approximately 400m. The correlation of the elevated chargeability and the low resistivity, with the good levels of data quality and the high coherency of the chargeability decays makes this a priority anomaly".

A drill permit has been approved for an initial drill program at Vitturn to test this anomaly which will be undertaken as soon as practicable.


JONSMOSSEN AND LOVASEN

The Company has received all results from the 2008 airborne electromagnetics ("EM") and magnetic surveys over two of the Company's 100% owned licence areas in the Bergslagen District of Sweden. The licence areas were flown on a 100m line spacing. Preliminary interpretation of the geophysical results suggests significant EM anomalies underlie both areas. Further detailed interpretation is required along with surface inspection of the areas underlying the anomalies to determine the source. This will be undertaken in the spring/summer months when snow has melted from the area.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australasian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                             YEARS ENDED DECEMBER 31,
                                   --------------------------------------------
                                       2008            2007            2006
                                         $               $               $
                                   ------------    ------------    ------------

OPERATIONS:
Revenues                                    Nil             Nil             Nil
Expenses                               (688,421)       (696,365)       (817,658)
Other expenses                       (1,616,573)        (36,469)        (57,448)
Net loss                             (2,304,994)       (732,834)       (875,106)
Basic and diluted loss per share          (0.08)          (0.03)          (0.04)
Dividends per share                         Nil             Nil             Nil

BALANCE SHEET:
Working capital                         284,862       2,004,219       2,888,302
Total assets                          4,742,979       6,812,945       5,618,835
Total long-term liabilities                 Nil             Nil             Nil
                                   ------------    ------------    ------------

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2008                                         FISCAL 2007
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (132,863)     (96,154)    (305,451)    (153,953)     (47,793)    (140,330)    (368,803)    (139,439)
Other items                 (1,542,626)    (131,692)      30,199       27,546      (12,372)     (27,332)     (25,632)      28,867
Net loss                    (1,675,489)    (227,846)    (275,252)    (126,407)     (60,165)    (167,662)    (394,435)    (110,572)
Basic and diluted loss per
   share                         (0.06)       (0.00)       (0.01)       (0.00)       (0.00)       (0.01)       (0.02)       (0.00)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital                284,862      658,737    1,082,202    1,587,291    2,004,219    1,271,278    1,747,299    2,114,412
Total assets                 4,742,979    6,281,660    6,518,231    6,632,655    6,812,945    5,330,701    5,467,158    5,664,477
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2008 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2007

During the three months ended December 31, 2008 (the "2008 Quarter") the Company reported a net loss of $1,675,489, compared to a net loss of $60,165 for the three months ended December 31, 2007 (the "2007 Quarter"), an increase in loss of $1,615,324. The increase in loss in the 2008 Quarter is primarily attributed to the $1,645,668 write-off of mineral resource interests.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

During the year ended December 31, 2008 ("fiscal 2008"), the Company incurred a loss of $2,304,994 ($0.08 per share), an increase in loss of $1,572,160, compared to a loss of $732,834 ($0.03 per share) for the year ended December 31, 2007 ("fiscal 2007"). The increase in loss during fiscal 2008 is mainly attributed to the $1,645,668 write-off of mineral resource interests.

General and administrative expenses decreased slightly by $7,944 from $696,365 during fiscal 2007 to $688,421 during fiscal 2008. Specific expenses of note are as follows:

  - general exploration costs decreased by $86,189, from $138,063 during fiscal 2007 to $51,874 during fiscal 2008. During fiscal 2008, the Company incurred costs relating to the maintenance of mining offices in Sweden and Mexico. In addition, during fiscal 2008 the Company relocated its Mexican exploration office from Guadalajara to Hermosillo. Fluctuation in general exploration is affected by allocations to direct property costs. In addition, there was a decrease in exploration activities during fiscal 2008 compared to fiscal 2007;
  - the Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During fiscal 2008 the Company paid $57,500 (2007 - $61,500);
  - stock based compensation of $236,296 (2007 - $218,025) was recorded in fiscal 2008 relating to the granting and vesting of stock options;
  - the Company incurred audit fees of $42,213 for the audit of the Company's year-end financial statements, a slight increase of $3,967 from $38,246 incurred in fiscal 2007;
  - corporate development costs decreased by $13,403 from $14,519 in fiscal 2007 to $1,116 in fiscal 2008. During fiscal 2007 the Company participated in a short-term market awareness program. These programs were curtailed in fiscal 2008;
  - management fees increased by $21,545, from $43,338 in fiscal 2007 to $64,883 in fiscal 2008. The increase was due solely to a decrease in the portion of the President's remuneration being capitalized as geological costs; and
  - consulting fees increased by $47,007, from $12,113 in fiscal 2007 to $59,120 in fiscal 2008. During fiscal 2008 the Company was charged $46,000 by Mawson Resources Limited ("Mawson") for shared office personnel and other costs. Mawson is a public company with certain directors in common.

During fiscal 2008 the Company reported $45,251 interest and other income compared to $87,216 during fiscal 2007. Interest income of $38,546 (2007 -
$81,030) was generated from short-term investments and other income of $6,705 (2007 - $6,186) from the rental of its condominium in Peru.

During fiscal 2008 the Company incurred $1,316,352 (2007 - $2,033,350) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $709,531 (2007 - $399,067) on its Swedish properties, $606,821 (2007 - $1,634,283) on its Mexican Properties. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at December 31, 2008, the Company had working capital of $284,862. In light of the current financial market conditions the Company is taking steps to reduce ongoing corporate overhead, reducing personnel and minimizing non-essential expenditures, including the postponement of exploration activities until market condition improve. The Company believes that it should have sufficient financial resources to meet ongoing level of corporate activities for the ensuing year. However, the Company will need to raise additional financings to meet its planned exploration activities on all of its mineral resource interest projects. In addition, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise. Subsequent to December 31, 2008 the Company completed two non-brokered private placements of 3,300,000 units at a price of $0.15 per unit, to raise $495,000.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2008.

CHANGES IN ACCOUNTING PRINCIPLES

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under Section 1400, GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION, Section 3862, FINANCIAL INSTRUMENTS DISCLOSURES, Section 3863, FINANCIAL INSTRUMENT - PRESENTATION and
Section 1535, CAPITAL DISCLOSURES.

ASSESSING GOING CONCERN

Section 1400 was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The Company has included the required disclosures recommended by Section 1400 in Note 1 of these financial statements.

FINANCIAL INSTRUMENTS

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3863 and Section 3865, HEDGES. The Company has included the required disclosures recommended by Section 3862 in Note 11 of the December 31, 2008 consolidated financial statements.

Section 3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company has included the required disclosures recommended by Section 3863 in Note 11 of the December 31, 2008 consolidated financial statements.

CAPITAL DISCLOSURES

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has included the required disclosures recommended by Section 1535 in Note 12 of the December 31, 2008 consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

GOODWILL AND INTANGIBLE ASSETS

The Accounting Standards Board ("AcSB") issued Section 3064, GOODWILL AND INTANGIBLE ASSETS, which replaces Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, and Section 3450, RESEARCH AND DEVELOPMENT COSTS. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

FUTURE ACCOUNTING POLICIES

BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS

The CICA issued three new accounting standards in January 2009: Section 1582, BUSINESS COMBINATIONS, Section 1601, CONSOLIDATED FINANCIAL STATEMENTS, and
Section 1602, NON-CONTROLLING INTERESTS. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582  replaces  Section 1581,  BUSINESS  COMBINATIONS,  and  establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, BUSINESS COMBINATIONS. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, CONSOLIDATED FINANCIAL STATEMENTS.
Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27, CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2008, the Company:

i) incurred $37,600 (2007 - $43,300) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

ii) incurred $96,000 (2007 - $96,000) for management services provided by the President of the Company. Of this amount, $31,117 (2007 - $52,662) has been capitalized as geological costs in mineral resource interests and $64,883 (2007 - $43,338) expensed as management fees;

iii) received $6,705 (2007 - $6,186) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $24,000 (2007 - $24,000) for shared office personnel from Tinka and Mawson. Tinka and Mawson are public companies with certain directors in common; and

iv) was charged $46,000 (2007 - $21,355) by Mawson for shared office personnel and other costs.

As at December 31, 2008, $98,150 (2007 - $7,100) remained outstanding and has been included in accounts payable and accrued liabilities.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. ("Mining Interactive"). The arrangement may be terminated by either party on 15 days notice. During fiscal 2008, the Company paid $57,500 (2007 - $61,500). Effective December 1, 2008, the Company and Mining Interactive agreed to reduce the monthly fees to $2,500.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at April 27, 2009, there were 31,095,706 outstanding common shares, 2,695,000 stock options outstanding with exercise prices ranging from $0.15 to $0.80 per share and 3,367,000 warrants outstanding with an exercise price of $0.20 per share.

                                 FORM 52-109FV1

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together the "annual filings") of Tumi Resources Limited (the "issuer") for the financial year ended December 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  April 28, 2009


/s/ DAVID HENSTRIDGE
-----------------------
David Henstridge
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting
(ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                                 FORM 52-109FV1

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, NICK DEMARE, DIRECTOR OF TUMI RESOURCES LIMITED, and performing similar functions to that of a CHIEF FINANCIAL OFFICER certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together the "annual filings") of Tumi Resources Limited (the "issuer") for the financial year ended December 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  April 29, 2009


/s/ NICK DEMARE
------------------------------
Nick DeMare
Acting Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting
(ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------